Filed with the U.S. Securities and Exchange Commission on May 17, 2023
1933 Act Registration File No. 333-267333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.
Post-Effective Amendment No. 1

Trust for Advised Portfolios
(Exact Name of Registrant as Specified in Charter)
615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

(626) 914-7385
(Registrant’s Telephone Numbers, Including Area Code)
The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, DE 19801
(Name and Address of Agent for Service)

Copies to:

Russell B. Simon, President Trust for Advised Portfolios c/o U.S. Bank Global Fund Services 777 East Wisconsin Avenue, 10th Floor Milwaukee, Wisconsin 53202	Christopher D. Menconi, Esquire Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue NW Washington, D.C. 20004

Explanatory Note: The Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on October 14, 2022 in Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-14 (File No. 333-267333) (Accession Number 0000894189-22-007576), are incorporated herein by reference.
The sole purpose of this Post‑Effective Amendment No. 1 is to file as an exhibit to this Registration Statement the final tax opinion of Morgan, Lewis & Bockius LLP.

PART C
Other Information

Item 15. Indemnification

Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust, Article VI of Registrant’s Amended and Restated By-Laws and Paragraph 7 of the Distribution Agreement.
Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 16. Exhibits

(1)	(a) Certificate of Trust dated August 28, 2003 was previously filed with the Trust’s Registration Statement on Form N-1A on August 29, 2003 and is incorporated herein by reference.
(b) Certificate of Amendment to Certificate of Trust dated June 1, 2005 was previously filed with the Trust’s Registration Statement on Form N-1A on June 24, 2005 and is incorporated herein by reference.
(c)
Certificate of Amendment to Certificate of Trust dated December 1, 2011 was previously filed with the Trust’s Registration Statement on Form N-1A on January 30, 2013 and is incorporated herein by reference.

(d)
Certificate of Amendment to Certificate of Trust dated January 31, 2013 was previously filed with the Trust’s Registration Statement on Form N-1A on November 26, 2014 and is incorporated herein by reference.

(e)
Certificate of Amendment to Certificate of Trust dated January 13, 2014 was previously filed with the Trust’s Registration Statement on Form N-1A on September 29, 2015 and is incorporated herein by reference.

(f) Agreement and Declaration of Trust dated August 26, 2003 was previously filed with the Trust’s Registration Statement on Form N-1A on August 29, 2003 and is incorporated herein by reference.
(g)
Amended and Restated Agreement and Declaration of Trust dated February 4, 2022 was previously filed with the Trust’s Registration Statement on Form N-14 on September 8, 2022 and is incorporated herein by reference.

(2)	Amended and Restated Bylaws dated August 14, 2020 as previously filed with the Trust’s Registration Statement on Form N-1A on October 28, 2020 and is incorporated herein by reference.
(3)	Voting Trust Agreements - Not Applicable.
(4)	Form of Agreement and Plan of Conversion - was previously filed with the Registrant's Registration Statement on Form N-14 on September 8, 2022 and is incorporated herein by reference.
(5)	Instruments Defining Rights of Security Holders are incorporated by reference into the Registrant’s Agreement and Declaration of Trust and Amended and Restated Bylaws.
(6)
Investment Advisory Agreement between the Trust, on behalf of Soundwatch Hedged Equity ETF and Soundwatch Covered Call ETF, and Soundwatch Capital, LLC was previously filed with the Trust’s Registration Statement on Form N-1A on October 18, 2022 and is incorporated herein by reference.

(7)	ETF Distribution Agreement dated August 10, 2020 was previously filed with the Registrant's Registration Statement on Form N-1A on August 18, 2020 and is incorporated herein by reference.

(a)
First Amendment to ETF Distribution Agreement dated October 17, 2022 was previously filed with the Trust’s Registration Statement on Form N-1A on October 18, 2022 and is incorporated herein by reference.

(8)	Bonus or Profit Sharing Contracts - not applicable.
(9)	Custody Agreement dated January 1, 2014 was previously filed with the Trust’s Registration Statement on Form N-1A on January 14, 2014 and is incorporated herein by reference.
(a) Amendment to Custody Agreement dated October 17, 2022 was previously filed with the Trust’s Registration Statement on Form N-1A on October 18, 2022 and is incorporated herein by reference.
(10)	Rule l2b-1plan - not applicable.
(11)	(a) Legal Opinion of Shares dated September 8, 2022 was previously filed with the Trust’s Registration Statement on Form N-14 on September 8, 2022 and is incorporated herein by reference.
(b) Consent to the use of name dated October 13, 2022 was previously filed with the Trust’s Registration Statement on Form N-14 on October 14, 2022 and is incorporated herein by reference.
(12)	Tax Opinion - filed herewith.
(13)	Material Contracts of the Registrant
(a) Fund Administration Servicing Agreement dated January 1, 2014 was previously filed with the Trust’s Registration Statement on Form N-1A on January 14, 2014 and is incorporated herein by reference.
(a) (i)
Amendment to Fund Administration Servicing Agreement dated October 17, 2022 was previously filed with the Trust’s Registration Statement on Form N-1A on October 18, 2022 and is incorporated herein by reference.

(ii) Addendum to Fund Administration Agreement dated June 8, 2022 was previously filed with the Trust’s Registration Statement on Form N-1A on October 18, 2022 and is incorporated herein by reference.
(b) Fund Accounting Agreement dated January 1, 2014 was previously filed with the Trust’s Registration Statement on Form N-1A on January 14, 2014 and is incorporated herein by reference.
(i) Amendment to Fund Accounting Agreement dated October 17, 2022 was previously filed with the Trust’s Registration Statement on Form N-1A on October 18, 2022 and is incorporated herein by reference.
(c) Transfer Agent Servicing Agreement dated January 1, 2014 was previously filed with the Trust’s Registration Statement on Form N-1A on January 14, 2014 and is incorporated herein by reference.
(i) Amendment to Transfer Agent Agreement dated October 17, 2022 was previously filed with the Trust’s Registration Statement on Form N-1A on October 18, 2022 and is incorporated herein by reference.
(d)
Fee Waiver Agreement dated October 17, 2022 between the Trust and the Soundwatch Hedged Equity ETF was previously filed with the Trust’s Registration Statement on Form N-1A on October 18, 2022 and is incorporated herein by reference.

(14)
Consent of Independent Registered Public Accounting Firm dated October 7, 2022 was previously filed with the Trust’s Registration Statement on Form N-14 on October 14, 2022 and is incorporated herein by reference.

(15)	Omitted Financial Statements - not applicable.
(16)
Power of Attorney for Harry E. Resis, Brian S. Ferrie, Wan-Chong Kung, and Christopher E. Kashmerick dated October 5, 2022 was previously filed with the Trust’s Registration Statement on Form N-14 on October 14, 2022 and is incorporated herein by reference.

(17)	Additional exhibits - not applicable.
(18)	Type and class of securities being registered - not applicable.

Item 17. Undertakings
1.The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
2.The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 to the registration statement has been signed on behalf of the registrant, in the City of Milwaukee and State of Wisconsin, on the 17th day of May, 2023.

Trust for Advised Portfolios

By: /s/ Russell B.Simon
Russell B.Simon
President and Principal Executive Officer

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Harry E. Resis*	Trustee	May 17, 2023
Harry E. Resis

Brian S. Ferrie*	Trustee	May 17, 2023
Brian S. Ferrie

Wan-Chong Kung*	Trustee	May 17, 2023
Wan-Chong Kung

Christopher E. Kashmerick*	Trustee	May 17, 2023
Christopher E. Kashmerick

/s/ Russell B. Simon	President and Principal Executive Officer	May 17, 2023
Russell B. Simon

/s/ Eric T. McCormick	Treasurer and Principal Financial Officer (principal accounting officer)	May 17, 2023
Eric T. McCormick

*By: /s/ Russell B. Simon		May 17, 2023
Russell B. Simon Attorney-In Fact pursuant to Power of Attorney